UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Camber Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

13200M508
(CUSIP Number)

May 12, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	13200M508

1	Names of Reporting Persons
Discover Growth Fund, LLC

Item 4.	Ownership

The reporting person’s affiliate Antilles Family Office, LLC holds 1,575 shares of Series C Preferred Stock of the issuer, each of which is convertible into 10,000 shares of common stock of the issuer. Pursuant to the Certificate of Designations for the preferred, a Stock Purchase Agreement and a Settlement Agreement with the issuer approved by an Order on Joint Motion for Approval of Settlement entered by the United States District Court for the Southern District of Texas, 4:22-CV-755 on May 12, 2022, Antilles cannot vote any common or preferred shares except as requested by the board of directors of the issuer, and the issuer may not issue common shares to Antilles that would result in the reporting person and its affiliates beneficially owning more than 9.99% of all common stock outstanding immediately after giving effect to such issuance. That would equate to approximately 39,939,450 common shares based upon 399,794,291 total shares outstanding as of May 16, 2022.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2022

/s/ John Burke

John Burke/Chief Executive Officer of General Partner of Discover Fund Management, LLLP, Managing Member of Discover Growth Fund, LLC

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).